INVEST IN **FLIP GROUP LIMITED**

The dating app that verifies profile pictures. Real users, real connections.



flip.dating New York NY



Entertainment | Retail | Technology | B2C | App

LEAD INVESTOR

Andrew Intrater

I have found the Flip product design to be so easy to use and very fast. I invested last year when I saw the earlier version and was impressed with the way management thinks about how to serve the dating market, especially when there are many apps out there that are participating in the market (some of which I tried in the past). What I like about Flip in particular is that it has both a cool-looking user interface and intuitive to use - no learning curve or lots of clicks needed to do search and messaging. This investment round will allow users and fans of Flip to actually become shareholders in the company and take the ride with us to see the company grow and prosper.

Invested $50,000 this round & $110,000 previously

Highlights

1. 💞 Rated #2 overall app in the Hong Kong App store August 2020.
2. 📈 337% increase in Flip users in less than a year.
3. 🔥 CEO grew previous business to a community of 25M.
4. 👏 296K connections made between 326K users.
5. 🌎 Downloaded in 200 unique markets worldwide
6. 💰 The $6.4B dating market is on track to hit $8.4B in 2024.

6. 💰 The $6.4B dating market is on track to hit $8.4B in 2024.

7. 💋 Flip's unique verification process provides a safer, more authentic online dating experience.

Our Team



Oliver Heartmont Founder & CEO

Oliver co-created the award-winning Instagram account Beautiful Destinations in 2012. It's now a thriving company with over 70 employees and over 20M followers. A lifelong traveler, Oliver's inspiration comes from his time spent visiting new places.

Often times the users of dating apps fear meeting someone that is not the person they're interacting with, they fear talking to a bot and not a real person. Lying on app profiles is one of the most hated aspects for users of dating apps. Flip felt there is a better way, and that is to verify the profile picture to alleviate some of this concern.



Sean Roddy CFO

Sean is a senior financial executive. He's served in the C-suite as a CFO or COO for the past 20+ years and executed multiple financial transactions involving S1/IPO, M&A and Divestitures, private equity, joint ventures, global partnerships, & more.



Long Nguyen CTO

Long has built backend technology operations at startups and large enterprises alike. He's served as technical co-founder, director of technology, and CTO across a range of industries. He holds a PhD in Physics from the University of Chicago.



Long Nguyen

Why Flip Dating?


Online Dating Just Got
a Whole Lot Safer

Online dating is supposed to be for human interaction/connection, so why is it full of robots? The team at Flip was tired of the games and scammers' paradise, so we created the only dating app that requires profile picture verification. Flip is bringing the fun back to online dating with a safer and more authentic experience.


flip
THE DATING APP FOR AUTHENTIC PEOPLE


Dating Shouldn't Feel
Like a Game of Dodgeball

The scammers and bots in dating apps are enough to make most people give up hope entirely. But the Flip team knew there was a better way, so we set out to make it easier for everyone to find their match, safely. Flip is the only app to require profile picture verification and re-verification every time you change your profile picture. It's safer, more secure, and totally authentic.



Online Daters Can't Trust Their Matches

58% are afraid they'll meet a catfisher (someone pretending to be a different person).

55% fear they're talking to a bot.

57% of users have lied on their dating profiles.

11% have met someone who was not the person they thought they were.

9% have been matched with a user that was actually a bot.



We Make Dating Fun Again

It's impossible to let your guard down and make a connection when you're not sure who you're talking to. We keep our app users safer and more at ease with our unique profile picture verification process. Only users who have verified their profile pictures can match and talk to others. Dating is hard enough. You shouldn't have to wonder if the person you're talking to is even real. With Flip, you don't.



With Flip, What You See is What You Get

Flip verifies user profile pictures every time our users upload or change their picture.



Authentic **Experiences** with Authentic **Connections!**

With an intuitive user interface and regularly updated features, dating with Flip is safe...and fun!



User-generated suggestions for dates help matched users discover and plan unique local experiences in their community.



People Love Dating Again

With Flip's unique profile picture verification process, intuitive interface, and opportunities for discovering local gems, it's no wonder we've seen 150% YOY growth in our user base. We're proud to have hundreds of thousands of fully-verified users on their way to finding ultra-compatible matches in over 200 unique markets around the world.



Word Has Gotten Out About Flip

337% increase in Flip users in less than a year.

296k connections made between **326k** users... and counting!

Downloaded in **200** unique markets worldwide.

#2 Overall App in Hong Kong App Store in August 2020.



Every Dating App User Deserves a Better Dating Experience

In a growing market worth $6.4 billion, millions of people use online dating services to find their special match. But too many people have been catfished, or worse, actively harmed by giving valuable time and information to a scammer. We know that to grow the online dating market, we have to create a better experience. That starts with safer and more authentic connections.



370M people use online dating apps worldwide

39% of all couples meet on dating apps

Market currently worth **$6.4B** and projected to grow to **$8.4B** by 2024

Flip's Goal

Increase the number of online daters worldwide by making it a better experience for all.

Forward-looking projections cannot be guaranteed



Our Reviews Are Insanely Good

With almost 30,000 reviews, we hold a 5 star rating in the App Store! That's practically unheard of in the online dating world. Reviews for our competitors mention scammers, wasted money, and robots—nobody has time for that.



> "
> If you're looking for a beautifully crafted dating app that helps you find good, honest people such as yourself without having to deal with unwanted attention from possible perverts, then this app is for you.
>
> **Enoui**
> App Store review

> "
> Innovative dating app! I'm very impressed with the photo verification system. Far too often I've had issues dealing with bots and other weirdos on other apps like Tinder and POF.
>
> **woundedhealer93**
> App Store review

> "
> I've tried many dating apps and I have never found one that I like and that matches me with guys I actually like! I love their verification system! You simply pose just like the person in the photo and it will know it's you. I already have several high-quality matches and I'm going on a date this weekend!
>
> **Kaylee**
> App Store review



Led by a Team of Creative, Technical & Financial Experts

While traveling the world, Flip founder Oliver Heartmont wanted to create a platform to help people find authentic connections in local communities...without sketchy users lurking in the margins. So he created an app that he wished he had on his travels, complete with multi-step verification and opportunities to discover local gems.

Oliver Heartmont
CEO

- Created Instagram community with 20M+ followers
- Sold first business at 23.
- Avid traveler who speaks 5 languages

Sean Roddy
CFO

- CPA, CMA, CGMA, MBA with 25+ years of experience in CFO, COO, professor, and financial advisor roles
- Raised $225M in private equity to build one of the largest synthetic fuel manufacturers in the U.S.
- Extensive regulatory experience in international work across 3 continents

Long Nguyen
CTO

- 10+ years of experience consulting for enterprise software configuration
- Y Combinator Alum Winter 2008
- Technical lead experience or a wide range of companies in financial services, insurance, and a national lab
- PhD in Physics, University of Chicago and Harvard AB Physics



Other Apps Suggest Verification. Flip Requires It.

We know there are dozens of other options for dating apps. But those other apps don't require verification, and that means users are either taking a gamble, or weeding out hundreds of unqualified profiles just to get started. Only Flip can offer peace-of-mind and a more authentic experience.



The dating app that puts safety first by verifying their users.

match — Allows you to verify with a phone number... no image needed.

tinder — Has safety "suggestions." Lets you upload a picture of anything.

bumble — Includes a suggested verification with a one-time image. You can suggest other users verify their pictures.

Up Next: App Redesign and Steady Growth

We've recently updated our features to include Top 10 Picks for local date options, and we'll soon be adding Split Coupons to reward users for sending gifts. They just have to meet their date in order to use them! We continuously invest in updates for a flawless user experience in our top-rated app.



AUG 2021	Began gaining over 1,100 new users per day
SEP 2021	Android platform launch
OCT 2021	New and improved iOS platform launch
NOV 2021	3,000 users per day on both platforms
DEC 2021	Exceed 400,000 total users
FEB 2022	Exceed 500,000 users, gaining 4,000 new users per day
MAR 2022	Roll out new features currently in early development

This slide contains forward-looking projections that cannot be guaranteed.

Why Invest Now?

We're replacing sketchy interactions with safe and enjoyable experiences for online daters. With a massive online dating market worth billions, millions of people are at risk of exploitation from bots and scammers.

As online dating becomes the default way to meet people in this modern world, Flip is standing up for transparency and authenticity.

You can too. Invest in Flip Dating.



Invest in flip

